                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ________________

                        COMMISSION FILE NUMBER 000-23467

A.    Full title of the Plan:

                           PENWEST PHARMACEUTICALS CO.
                                  SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           PENWEST PHARMACEUTICALS CO.
                         39 OLD RIDGEBURY ROAD, SUITE 11
                             DANBURY, CT 06810-5120

                           Penwest Pharmaceuticals Co.
                                  Savings Plan
             Audited Financial Statements and Supplemental Schedule
                     Years ended December 31, 2003 and 2002

                                      INDEX

Report of Independent Registered Public Accounting Firm.............  1

Audited Financial Statements

Statements of Net Assets Available for Benefits.....................  2
Statements of Changes in Net Assets Available for Benefits..........  3
Notes to Financial Statements.......................................  4

Supplemental Schedule

Schedule H, line 4(i)-Schedule of Assets (Held at End of Year)......  9

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Penwest Pharmaceuticals Co. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Penwest Pharmaceuticals Co. Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP
Stamford, Connecticut
June 17, 2004

                    Penwest Pharmaceuticals Co. Savings Plan
                 Statements of Net Assets Available for Benefits

                                                       DECEMBER 31,
                                                   2003          2002
                                                   ----          ----
ASSETS
Investments:
    Short term investments                      $4,227,861    $3,776,034
    Penwest Pharmaceuticals Co. common stock     1,240,750     2,082,238
    Participant loans                               24,178        55,566
                                                ----------    ----------
Net assets available for benefits               $5,492,789    $5,913,838
                                                ==========    ==========

     See accompanying notes.

                    Penwest Pharmaceuticals Co. Savings Plan
           Statements of Changes in Net Assets Available for Benefits


                                                  YEAR ENDED DECEMBER 31,
                                                    2003             2002
                                                    ----             ----
ADDITIONS
Investment income:
      Net appreciation (depreciation) in fair
          value of investments                   $ 1,892,665     $(2,031,462)
      Interest and dividends                          70,572          83,310
                                                 -----------     -----------
                                                   1,963,237      (1,948,152)

Contributions:
      Participants                                   399,605         525,261
      Rollover contributions                              --          82,732
      Employer                                       232,431         296,121
                                                 -----------     -----------
                                                     632,036         904,114

Net increase (decrease)                            2,595,273      (1,044,038)

DEDUCTIONS
Benefits paid to participants                      2,994,626         476,051
Deemed distributions of participant loans             16,002              --
Administrative expenses                                5,694           7,981
                                                 -----------     -----------
Total deductions                                   3,016,322         484,032

Net decrease in net assets available for
    benefits                                        (421,049)     (1,528,070)

Net assets available for benefits:
    Beginning of year                              5,913,838       7,441,908
                                                 -----------     -----------
    End of year                                  $ 5,492,789     $ 5,913,838
                                                 ===========     ===========

See accompanying notes.

                    Penwest Pharmaceuticals Co. Savings Plan
                          Notes to Financial Statements

1. DESCRIPTION OF THE PLAN

The following description of the Penwest Pharmaceuticals Co. (the "Company" or the "Employer") Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies are available from the Plan's Administrative Committee.

GENERAL

The Plan is a defined contribution plan covering all U.S. employees of the Company, including part-time employees. An employee is eligible to participate in the Plan after attaining age 18 and completing three months of service, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

CONTRIBUTIONS

Participants may contribute from 1% up to 12% of pre-tax compensation as defined in the Plan agreement. The Company may make quarterly matching contributions as defined in the Plan agreement, in an amount equal to a percentage of each participant's pre-tax contributions to the Plan up to 6% of earnings. Additional amounts may be contributed at the discretion of the Company's Board of Directors to be allocated to the accounts of the participants who are employed on the last day of the Plan Year.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for all Plan participants. These accounts reflect participants' contributions and related Company matching and discretionary contributions, if any, to the Plan and allocations of earnings or losses on the Plan's investments. Allocations are based on participant account balances. Forfeitures of nonvested amounts are generally used to reduce future Employer contributions.

                    Penwest Pharmaceuticals Co. Savings Plan
                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions, as well as any earnings thereon. Vesting in the Employer contribution portion of their accounts, as well as any earnings thereon is based on years of credited service and vest in accordance with the following schedule:

 CREDITED SERVICE      % VESTED
-----------------      ---------
Less than one year        0%
One year                 25%
Two years                50%
Three years              75%
Four years or more      100%

In the event of disability, attainment of age 65, or death of a participant, the related Employer contributions and earnings thereon become fully vested.

INVESTMENT OPTIONS

All of the Plan's investment programs are fully participant directed. Upon enrollment in the Plan, a participant may direct Employer and participant contributions among any of the Plan's current investment options.

PAYMENT OF BENEFITS

Upon termination, permanent disability, or death, 100% of the value of the participant's vested account may be paid to the participant or the participant's beneficiary in a lump sum payment.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loans bear interest at a rate determined by the Plan's Administrative Committee.

                    Penwest Pharmaceuticals Co. Savings Plan
                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS (CONTINUED)

Interest rates on outstanding loans as of December 31, 2003 and 2002 range from 5.0% to 10.5%. Loan terms currently permitted range from 1 to 5 years but may be increased if the loan is used for the purchase of a primary residence. Loans are secured by the balance in the participant's account.

EXPENSES

Investment management expenses are charged to the Plan's underlying investment funds and the Plan pays transaction and account-based expenses. The Company pays all other expenses of the Plan, including administration, recordkeeping and trust service charges.

PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

The Plan's investments are stated at fair value. Pooled separate accounts are valued at fair market value based on quoted market prices of underlying investments and are represented by net unit values held by the Plan at year-end. The Guaranteed Income Fund is valued at contract value which approximates fair value. Penwest Pharmaceuticals Co. common stock is valued at the last reported sales price on the last business day of the year. The participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sales of investments are recorded on the trade dates. Interest income is recorded on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                    Penwest Pharmaceuticals Co. Savings Plan
                    Notes to Financial Statements (continued)

3. INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                                    DECEMBER 31,
                                                               2003          2002
                                                               ----         -----
Connecticut General Life Insurance Company Funds:
   Guaranteed Income Fund - 71,429 and 61,819 units,
    respectively                                             $1,937,663   $1,615,601
   Alliance Balanced Shares Fund - Class A -  22,497 units         *         314,674
   Balanced/Dresdner RCM Fund - 83,132 and 105,019 units,
    respectively                                                735,557      830,201
   S&P 500(R) Index Fund - 8,145 and 10,425 units,
    respectively                                                513,324      513,660

Penwest Pharmaceuticals Co. common stock -
   71,803 and 196,438 shares, respectively                    1,240,750    2,082,238

* Investment was less than 5% of the Plan's net assets available for benefits.


During 2003 and 2002, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year appreciated (depreciated) in value as follows:


                                                     YEAR ENDED DECEMBER 31,
                                                      2003            2002
                                                     -----            -----

Connecticut General Life Insurance Company Funds:
   Core Bond Fund                                   $   2,708     $   2,714
   TimesSquare High Grade Bond Fund                     4,080         2,017
   Alliance Balanced Shares Fund - Class A             55,420       (48,362)
   Balanced/Dresdner RCM Fund                          88,896      (101,103)
   CIGNA Lifetime20 Fund                               11,226          (222)
   CIGNA Lifetime30 Fund                                2,967          (945)
   CIGNA Lifetime40 Fund                                1,300          (739)
   CIGNA Lifetime50 Fund                                1,024            --
   CIGNA Lifetime60 Fund                                2,048          (264)
   Alliance Growth & Income Fund - Class A             11,206        (3,823)
   S&P 500(R) Index Fund                              118,345      (154,196)
   Fidelity Advisor  Equity Growth Account             22,793       (22,631)
   Oakmark Select Fund - Class II                      29,041        (8,337)
   Mid Cap Growth/Artisan Partners                      7,642        (6,180)
   Small Cap Value/TCW Fund                            33,722        (3,798)


                     Penwest Pharmaceuticals Co. Saving Plan
                    Notes to Financial Statements (continued)

3.  INVESTMENTS (CONTINUED)

                                                        YEAR ENDED DECEMBER 31,
                                                         2003            2002
                                                         ----            ----
Connecticut General Life Insurance Company Funds:
   Small Cap Growth/TimesSquare Fund                        3,327          (1,018)
   Lazard International Equity Account                      3,415            (296)
   American Century International Growth Account            2,435          (4,513)
   International Growth/Artisan Partners                    3,878          (1,218)

Penwest Pharmaceuticals Co. common stock                1,487,192      (1,678,548)
                                                      -----------     -----------
                                                      $ 1,892,665     $(2,031,462)
                                                      ===========     ===========

4. PARTIAL PLAN TERMINATION

On February 27, 2003, in connection with the Company's sale of substantially all of the assets used in its excipient business, the employees of the excipient business were terminated from the Company's employment and were no longer active participants, as defined in the Plan. This constituted a partial plan termination and therefore, all such employees of the excipient business with unvested Company match funds became immediately and fully vested on such date.

In addition, these former employees were required to, by a specified date, elect one of several options for their existing account balances (unless their account balance was less than $5,000, in which case a full cash distribution was paid out). Options included a rollover distribution into an IRA or another eligible retirement account, taking a lump sum distribution or electing to remain a participant in the Plan in a deferred status. In 2003, substantially all of the benefits paid to participants were associated with the partial plan termination.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 27, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                    Penwest Pharmaceuticals Co. Savings Plan
                              Supplemental Schedule

                    Penwest Pharmaceuticals Co. Savings Plan
        Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)
                           (EIN: 91-1513032, PN: 002)
                                December 31, 2003

                                        DESCRIPTION OF INVESTMENT
                                        INCLUDING MATURITY RATE,
IDENTITY OF ISSUE, BORROWER,                RATE OF INTEREST,
 LESSOR, OR SIMILAR PARTY                PAR OR MATURITY VALUE            CURRENT VALUE
----------------------------            -------------------------         -------------
*   Connecticut General Life    Guaranteed Income Fund - 71,429 units      $1,937,663
        Insurance Co.
*   Connecticut General Life    Core Bond Fund - 1,787 units                   24,547
        Insurance Co.
*   Connecticut General Life    TimesSquare High Grade Bond Fund  -
        Insurance Co.            3,374 units                                   47,267
*   Connecticut General Life    Alliance Balanced Shares Fund - Class A -
        Insurance Co.            13,329 units                                 228,906
*   Connecticut General Life    Balanced/Dresdner RCM Fund - 83,132
        Insurance Co.            units                                        735,557
*   Connecticut General Life    CIGNA Lifetime20 Fund - 8,603 units           110,079
        Insurance Co.
*   Connecticut General Life    CIGNA Lifetime30 Fund - 517 units               6,717
        Insurance Co.
*   Connecticut General Life    CIGNA Lifetime40 Fund - 709 units               9,121
        Insurance Co.
*   Connecticut General Life    CIGNA Lifetime50 Fund - 901 units              11,804
         Insurance Co.
*   Connecticut General Life    CIGNA Lifetime60 Fund - 1,407 units            19,025
        Insurance Co.0
*   Connecticut General Life    Alliance Growth & Income Fund -
        Insurance Co.            Class A - 15,919 units                        57,148
*   Connecticut General Life    S&P 500(R) Index Fund - 8,145 units           513,324
        Insurance Co.
*   Connecticut General Life    Fidelity Advisor  Equity Growth Account -
        Insurance Co.            1,401 units                                  105,847
*   Connecticut General Life    Oakmark Select Fund - Class II - 4,818
        Insurance Co.            units                                        146,976
*   Connecticut General Life    Mid Cap Growth/Artisan Partners - 4,692
        Insurance Co.            units                                         41,571
*   Connecticut General Life    Small Cap Value/TCW Fund - 13,206 units       160,298
       Insurance Co.

                    Penwest Pharmaceuticals Co. Savings Plan
        Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)
                           (EIN: 91-1513032, PN: 002)
                                December 31, 2003
                                  (continued)

                                       DESCRIPTION OF INVESTMENT
                                        INCLUDING MATURITY RATE,
IDENTITY OF ISSUE, BORROWER,               RATE OF INTEREST,
 LESSOR, OR SIMILAR PARTY                PAR OR MATURITY VALUE                  CURRENT VALUE
----------------------------           -------------------------                -------------
*   Connecticut General Life      Small Cap Growth/TimesSquare Fund -
        Insurance Co.               858 units                                        14,756
*   Connecticut General Life      Lazard International Equity Account -
        Insurance Co.               1,010 units                                      16,928
*   Connecticut General Life      American Century International Growth
        Insurance Co.              Account  - 1,503 units                            14,153
*   Connecticut General Life      International Growth/Artisan Partners -
       Insurance Co.               2,922 units                                       26,174

*   CIGNA Financial Services,     Penwest Pharmaceuticals Co.
       Inc.                        common stock - 71,803 shares                   1,240,750

*   Participant Loans             Interest rates ranging from 5.75% - 10.5%
                                   maturity dates through 2015                       24,178
                                                                                -----------
                                                                                  $ 5,492,789
                                                                                  ===========

*Denotes party in interest to the Plan.

The cost column is not applicable as all of the Plan's investment programs are fully participant directed.

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      Penwest Pharmaceuticals Co.
                                      Savings Plan

June 28, 2004                         By: /s/ Tod R. Hamachek
                                          -------------------------
                                      Tod R. Hamachek
                                      Chairman of the Board and
                                      Chief Executive Officer -
                                      Penwest Pharmaceuticals Co.
                                      Savings Plan Administrative Committee